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**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

For the month of: April 2003
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

**Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6**
(Address of principal executive offices)

Alamos Minerals Ltd.
(Former Name or Former Address, if Changed Since Last Report)

1. Form 45-102f2
2. Notice of Meeting
3. Advance Notice of Annual and Special General Meeting
4. Press Release, May 1, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

ALAMOS GOLD INC. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **March 13, 2003** of **75,000 stock options at an exercise price of $0.92 per share, Alamos Gold Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 4th day of April, 2003.

ALAMOS GOLD INC.

"Chester Millar"

By: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
Chester Millar, President and Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

April 14, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th$_h$ Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer:	**Alamos Gold Inc.**
CUSIP	# 011527108
Meeting Date:	June 26, 2003
Record Date for Notice:	May 14, 2003
Record Date for Voting:	May 14, 2003
Beneficial Ownership Determination Date:	May 14, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange

cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

ADVANCE NOTICE OF ANNUAL
AND SPECIAL GENERAL MEETING

ADVANCE NOTICE is hereby given that the Annual and Special General Meeting of **Alamos Gold Inc.** (the "Company") will be held on Thursday, the 26th day of June, 2003. Directors will be nominated for election and resolutions proposed for the election of directors at the Annual and Special General Meeting.

Written nominations for directors signed by members of the Company holding in the aggregate not less than ten percent of the outstanding shares in the Company are hereby invited.

If any such nomination is delivered to the registered office of the Company, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1, not less than thirty-five days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the Information Circular, the Company will include the name of the nominee in the Information Circular sent by the management of the Company pursuant to Sections 153 and 154 of the *Company Act*.

A person may be disqualified from becoming a director or, after having been elected or appointed, to continue to act as a director, on the grounds set forth in Section 114 of the *Company Act*. In addition, the Articles of the Company provide that the office of a director shall be vacated if the director is convicted of an indictable offence and the other directors shall have resolved to remove him.

DATED this 24th day of April, 2003.

BY ORDER OF THE BOARD

"*Chester F. Millar*"
  President & Director

ALAMOS GOLD INC.
1400- 400 Burrard St., Vancouver, B.C., C anada
Tel: (604)643-1787 ; (604) 643-1773

May 1, 2003   **Vancouver, B.C.**
AGI: TSX-VE

FOR IMMEDIATE RELEASE

FEASIBILITY & EXPLORATION SET TO GO AT SALAMANDRA PROPERTY

Objectives Set

The Board of Directors of Alamos Gold Inc. ("AGI") recently conducted a meeting to set objectives for the development of the Mulatos Deposit on its 100% owned Salamandra Property in the State of Sonora, Mexico. These objectives include: commissioning an independent feasibility study to be conducted over the next 9 months, taking proactive measures to further develop community relations in the village of Mulatos, improving the local access road and other infrastructure, and developing a $500,000 exploration program.

Estrella Development Alternative

The Mulatos Deposit has seen US$30 million in investment by previous operators and was the subject of a feasibility study completed in 1999 involving the development of the entire Mulatos Deposit. In September 2002, a preliminary assessment and scoping study was prepared by Pincock Allen & Holt (the "Pincock Study") for an alternative development plan (the "Estrella Development Alternative"), a development plan focusing on the higher grade Estrella zone within the core of the Mulatos Deposit. A summary of the Pincock Study includes the following highlights: The Estrella Development Alternative pit contains a total of 32.0 million tonnes of measured and indicated resources at an average grade of 1.77 g/t of gold containing 1.8 million ounces of gold. Mine life is estimated at 12 years with the nominal production rate for the Estrella Development Alternative during the first 7 years of operation averaging 110,000 ounces of gold per year, and is expected to systematically decline to 90,000 ounces per year from year 8 through year 12. Daily rate: 7,500 t/d crushed heap leach ore, 80% passing half inch. Gold recovery: 66.2%. Operating cost US$6.33/t ore. CAPEX: US$41 million including US$3 million working capital. Sustaining CAPEX: US$10 million. Closure cost: US$5 million. Cash Cost: US$ 169/oz. Full Cost: US$219/oz.

Plan to Improve Economics

AGI intends to evaluate several aspects of the Estrella Development Alternative in an effort to determine ways to improve the economics. These include finer crushing to improve recovery, selective mining and processing of higher grade ores, optimizing the mine plan to increase ore grade and defer waste, re-configuring the site layout to reduce ore haulage cost, consolidating facilities to lower capital cost, investigating reusable heap leach pads to lower pad cost, and decrease reagent and closure cost. The Company plans to retain independent consultants as required to complete this feasibility study to a level of detail and confidence to support bank financing.

The former owners, Placer Dome Inc. and Kennecott Minerals Company, previously brought the Mulatos Deposit to a bankable feasibility stage that is discussed in a qualifying report prepared by Behre Dolbear.(1) Supporting this report is a large data base derived from 511 drill holes (83,000 meters), 994 samples from over 1,700 meters of underground bulk-sample workings, metallurgical tests on 83 composite samples, and detailed engineering. Utilizing a 0.8 g/t cut-off and a US$300 per ounce gold price, proven and probable reserves amounted to 2.22 million ounces of gold in 43.48 Mt with a grade of 1.59 g/t. Much of the data generated through this work can and will be incorporated in the new feasibility study.

Community Relations

The Company is taking a proactive approach to address the concerns of the local Ejido Mulatos and other inhabitants of the village of Mulatos. An agreement with the Ejido Mulatos has been in place since 1995 regarding leasing of the surface area to be used for exploration and exploration and the provision for health care, a medical clinic, educational facilities and utilities for the village of Mulatos. The Company's right to reduce the amount of surface area under lease from the Ejido is being challenged in the Agrarian Court. The Company is devoting management time in an effort to resolve the dispute through increased communication and coordination. A Mexican Ejido coordinator has been hired by the Company to give attention to improving this relationship. The Company continues to supply medical and education benefits to the community as required under the 1995 agreement, and is hopeful that all issues with the Ejido can be resolved amicably.

Infrastructure

In conjunction with the feasibility study and exploration work, the Company plans to undertake several key improvements to the local infrastructure. Work is commencing on upgrading access roads and pioneering haul roads. Survey work is underway for the construction of a new airstrip located adjacent to future mining operations. In addition to directly benefiting the development of this project, work programs related to infrastructure up-grades and exploration will provide job opportunities to the Ejido Mulatos and other local inhabitants.

Exploration Potential

The Company is of the opinion that the Salamandra district has significant, positive, long-term exploration potential that will enable the Company to expand and develop additional resources in close proximity to and within the existing Mulatos Deposit.

The Mulatos Deposit is a classic high sulfidation/ acid sulfate type deposit similar in origin and occurrence to the Yanacocha, Pierina, Paradise Peak, Goldfield, and El Sauzal deposits. The Alamos Gold 16,083 hectare land position encompasses seven additional large areas of intense acid sulfate alteration that are largely unexplored, five of which have historic gold production and/or previously unreported potentially ore-grade drill intercepts. The various mineralized and altered areas occur at the same stratigraphic horizon, and appear to be part of a large geothermal field with a 30 km x 15km regional extent. Gold deposits occur within large generally stratiform replacement zones and in high-grade structural zones. Potential also exists for bonanza-grade gold mineralization that is frequently encountered in the structural feeder zones of acid sulfate/high sulfidation deposits worldwide, and also for gold-copper porphyry deposits that are spatially associated with these types of deposits.

----

1 The Behre Dolbear report, which examines this study, is available on SEDAR. Go to
http://www.sedar.com/command_servlet?cmd=DisplayCompanyDocuments&issuerNo=00005505&lang=EN
and click on the item with the July 4, 2002 date named".

An exploration plan is being designed to systematically test the entire land package over a number of years. While the various exploration targets that are already defined will be prioritized in coming months, the natural starting point for exploration work this year is in the Mulatos Deposit area. Potential exists to define additional resources both within and external to the existing reserve base. This can potentially benefit the feasibility program underway. The exploration work that will be undertaken this year will be detailed in a future news release.

The Company has a seasoned management team lead by Chester F. Millar, a pioneer in the extraction of gold through open pit heap leach methods, and the founder of Glamis Gold Ltd. and Eldorado Gold Corporation. Mulatos will mark Mr. Millar's second gold mine start-up in the State of Sonora, following La Colorada, which he developed to profitable production in 1993.

The Company is listed on the Canadian Venture Exchange under the symbol AGI. The Company has working capital of $1.7 million and long-term debt of $5.7 million. During the first quarter of this year the Company has seen 4.1 million warrants exercised resulting in an additional $2.1 million in working capital for the Company. AGI owns 100% of the Salamandra property, which it acquired for $8.7 million under an asset purchase agreement completed in February 2003.

ON BEHALF OF THR BOARD OF DIRECTORS
ALAMOS GOLD INC.

"Chester F. Millar"
Chairman and President

For information, contact:
John A. McCluskey
Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

May 12, 2003	By: /s/ Nerio Cervantes
Date	Nerio Cervantes
	Account and Administration Manager